Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated February 24, 2014 (except for the effects of retrospectively applied accounting standards as described in Note 1 and the effects of the sale of PPL Montana’s hydroelectric generating facilities as described in Note 5, as to which the date is December 22, 2014), with respect to the consolidated financial statements of PPL Energy Supply, LLC, included in the Pre-effective Amendment No. 1 Registration Statement (Form S-1 No. 333-199888) and related Prospectus of Talen Energy Corporation for the registration of shares of its common stock.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

December 22, 2014